 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIAMANTE MINERALS, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

25253J109
 (CUSIP Number)

Robert Faber
6503 N. Military Trail, Unit 4601
Boca Raton, FL  33496
Telephone: (480)-603-5151
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 25253J109

1. Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only).

Element 29 Ventures Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6. Citizenship or Place of Organization:
     British Columbia, Canada

Number of	7. Sole Voting Power
Shares Beneficially	4,680,000

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person	9. Sole Dispositive Power
4,680,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,680,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

 13. Percent of Class Represented by Amount in Row (11)
9.49% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
    OO

* Based on 49,333,332 shares of the Issuer's common stock outstanding as of September 28, 2014

Cusip No. 25253J109

1. Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only).

Chad Ulansky

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6. Citizenship or Place of Organization:

Number of	7. Sole Voting Power
Shares Beneficially	4,680,000

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person	9. Sole Dispositive Power
4,680,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,680,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

 13. Percent of Class Represented by Amount in Row (11)
9.49% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
    OO

* Based on 49,333,332 shares of the Issuer's common stock outstanding as of September 28, 2014

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share, of Diamante Minerals, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6503 N. Military Trail, Unit 4601, Boca Raton, Florida 33496.

Item 2. Identity and Background

(a) The name of the person filing this statement: Element 29 Ventures Ltd. (the "Reporting Person").

(b)  The principal business address of the Reporting Person is 203-1634 Harvey Avenue, Kelowna, BC V1Y 6G2.

(c)  The business of the Reporting Person is the provision of geological and management expertise.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized under the laws of British Columbia, Canada.

Item 3. Source and Amount of Funds or Other Consideration

The source of the $468 paid by the Reporting Person to Prolific Group, LLC to purchase the 4,680,000 shares was consulting income.

Item 4. Purpose of Transaction

On or about September 29, 2014, Prolific Group, LLC sold 4,680,000 of its shares to the Reporting Person for $468.  Previous to such purchase the Reporting Person did not own any shares of the Issuer. The 4,680,000 shares of common stock held by the Reporting Person constitutes 9.49% of the 49,333,332 outstanding common stock of the Issuer. Such purchase was made for investment purposes so that the Reporting Person can control the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer currently has 49,333,332 issued and outstanding shares of common stock.  The Reporting Person beneficially owns 4,680,000 shares (representing 9.49%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported in Item 4 herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Reporting Person entered into a Stock Purchase Agreement dated as of September 14, 2014, with Prolific Group, LLC.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement dated as of September 14, 2014, between Prolific Group, LLC and the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2014

Element 29 Ventures Ltd.

By: _/s/ Chad Ulansky__
Name: Chad Ulansky
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).